FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated October 6, 2016
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

Cresca S.A. Shareholder Agreement

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02, hereby informs its shareholders and the public in general that on October 5th, 2016 entered into an agreement with Carlos Casado S.A., sole shareholder of the Company at Cresca S.A. (“Cresca”), each holds 50% equity interest, which the shareholders committed to sell to third parties or divide into equal parts the totality of the assets, including the rural properties, within 120 days from the date on which it is signed.

About Cresca

Cresca was incorporated in 2008 in Paraguay and its main activities are related to the development and agricultural operation of a 117,307 hectares farm located in the Department of Boquerón, in the western region of the Republic of Paraguay.

São Paulo, October 06, 2016.

Gustavo Javier Lopez
Chief Administrative Officer & IRO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 6, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: October 6 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer